

Mail Stop 7010

December 20, 2006

via U.S. mail and facsimile

Mr. David L. Fleisher
Vice President and Chief Financial Officer
Huttig Building Products, Inc.
555 Maryville University Drive
Suite 240
St. Louis, MO 63141

> **RE: Huttig Building Products, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed March 9, 2006**
> **File No. 001-14982**

Dear Mr. Fleisher:

We have reviewed your response letter dated December 8, 2006 to our letter dated November 16, 2006 and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Segment Disclosure

1. We have reviewed your response to our prior comment 1 in our letter dated November 16, 2006. Regarding your operating segment analysis, you state that you have only one operating segment, as you do not consider the profitability information provided to the CODM to be discrete financial information by region or branch. However, based on the CODM reports that you supplementally provided to us in Exhibit A in your response dated December 8, 2006, it is unclear

to us how you determined your conclusion. Specifically, we note that your CODM reports include, for each of your branches, information regarding net sales, gross profit, and operating profit by month, quarter, and year-to-date. In addition, we note that your CODM receives a separate report detailing net inventory, inventory turns, inventory adjustments, expenses, and headcount by branch. Therefore, it appears that discrete financial information is available to your CODM.

Further, in consideration of paragraph 29 of SFAS 131, which states that the amount of each segment item reported shall be the measure reported to the CODM for purposes of making decisions about allocating resources to the segment and assessing its performance, your response that disclosure of regional (or branch) financial information currently in the CODM package would not be meaningful to readers is unclear to us.

We further note in your response that you have Regional Vice Presidents in order to manage branch locations, facilitate customer service, and reduce the span of control to a more reasonable level. Paragraph 14 of SFAS 131, states that generally, an operating segment has a segment manager.

Consequently, in light of the above, it appears that each of your branches represents an operating segment. Please advise.

2. With respect to your aggregation analysis, in our prior comment 1, we requested an analysis that included historical revenues, gross profits, gross profit margins, operating profits, and operating profit margins by operating segment. However, you have only provided to us historical net sales, gross margins, and gross margin percentages by region. Further, you have not demonstrated in your response to us that each of your operating segments has similar economic characteristics. Specifically, on page 3 of your response, you state that you have several branches that have historically underperformed. In addition, you have responded to our prior comment 4 on page 6, that your valuation allowance is for state net operating loss carry-forwards because in some states, you have operations that have historically generated operating losses.

Further, based on your CODM reports, as well as the analyses you provided in Exhibit B of your response, we note variations in the gross profit margins, operating profit margins, as well as in the trends in net sales, gross profit, gross profit margins, operating profit, and operating profit margins amongst your branches.

In addition, you disclose in your response on page 4, that you believe that national economic factors, such as the level of national housing starts, among other factors, most strongly affect your results. We further note your risk factor on page 8 that your sales depend heavily on the strength of national and local new residential construction. We draw your attention to the fact that several publicly traded homebuilders have recently revised their reportable segments, as they have determined that their operations across the country do not have similar economic characteristics based on market conditions affecting various locations in different manners. In consideration of the recent downturn in the homebuilding industry, please tell us how you have determined that the decline in the level of national and local housing starts has equally impacted the performance of each of your branches.

In light of the above, your response does not support your current conclusion that your operating segments share similar economic characteristics and therefore can be aggregated into one reportable segment pursuant to paragraph 17 of SFAS 131. As requested in our prior comment 1, please provide to us an analysis that includes historical operating profits and operating profit margins, as well as EBITDA by operating segment. In addition, address any differences in the trends these financial indicators depict. Please also address the differences in the trends in your net sales.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please submit your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Ryan Rohn, Staff Accountant, at (202) 551-3739 or, in his absence, to Nili Shah, Accountant, at (202) 551-3255, or to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief Accountant